December 1, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn:	Alex King & Geoffrey Kruczek

Re:	Inflection Point Acquisition Corp.

Registration Statement on Form S-4

Filed October 13, 2022

File No. 333-267846

Dear Mr. King / Mr. Kruczek:

On behalf of our client, Inflection Point Acquisition Corp., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated November 9, 2022 (the “Comment Letter”), with respect to the above-referenced Registration Statement on Form S-4, filed on October 13, 2022 (the “Registration Statement”).

The Company has filed via EDGAR Amendment No.1 to the Registration Statement (“Amendment No.1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No.1. Capitalized terms used but not defined herein have the meanings set forth in Amendment No.1.

Form S-4 filed October 13, 2022

What equity stake, page 14

1.	Clarify how the information in tables would change assuming issuance of all securities under all agreements, such as the forward purchase agreement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 16-17 to reflect dilution assuming issuance of all securities under existing agreements. The Company advises the Staff that the forward purchase agreement was terminated as of November 30, 2022 by mutual consent of the parties thereto, and therefore, no adjustments were made to the tables in respect of forward purchase shares.

Comparative Historical and Unaudited Pro Forma Combined Per Share Information of Inflection Point and Intuitive Machines, page 52

2.	Refer to the tables for the six months ended June 30, 2022 and the year ended December 31, 2021. Please expand the tables to include or provide a note that describes Inflection Point's (IPAX Historical) use of the two-class method for net losses per ordinary share as shown in their historical financial statements relative to the net losses per ordinary share, common shares outstanding, and weighted average common shares outstanding as shown in the IPAX Historical columns here.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the table on page 57.

United States Securities and Exchange Commission
December 1, 2022

Intuitive Machines and New Intuitive Machines will be controlled, page 86

3.	Please present the risk described in the last paragraph in a separate appropriately captioned risk factor.

Response: In response to the Staff’s comment, the Company has updated the risk factor section on page 95.

Redemption Rights, page 100

4.	Reconcile the 20% reference here with the 15% reference in your IPO prospectus.

Response: In response to the Staff’s comment, the Company advises the Staff that while the IPO prospectus references a 15% redemption limit, the Company’s amended and restated memorandum and articles of association actually are more permissive, as they provide a 20% redemption limit. Accordingly, the reference to a 20% redemption limit is correct.

Background of the Business Combination, page 131

5.	We note your disclosure that Citi has not affirmatively waived the deferred underwriting discount and that Inflection Point does not intend to pay said discount to Citi. Please disclose the potential risk of litigation stemming from this decision in your risk factors section. Also disclose in the risk factors the amount of the deferred fee.

Response: On November 27, 2022, Citi waived its entitlement to the deferred underwriting discount solely with respect to the Business Combination. The Company has revised the disclosure on pages 26, 40, 51, 64-65, 116, 141, 142 and 144.

Projected Financial Information, page 143

6.	We note the material assumptions you describe. Please expand to clarify how these assumptions resulted in the projected financial information you disclosure. Provide quantitative disclosure to the extent possible. For example, what value did you assign to each of the contract wins you mention?

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 154-156.

U.S. Federal Income Tax Considerations, page 170

7.	As to each of the matters described in this section, please file the exhibit required by Item 601(b)(8) of Regulation S-K. Refer to Staff Legal Bulletin No. 19 for guidance on the content and requirements for that exhibit. As one example only, it is insufficient to state merely what the parties "intend" as it relates to the tax treatment. Instead, disclose clearly the tax consequences. While it is permissible to disclose what the consequences "should" be or that they are "more likely than not," additional disclosure regarding the reasons for the uncertainty and risks should be included. Please revise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 187-189. The Company advises the Staff that the opinion required by Item 601(b)(8) of Regulation S-K will be filed with a future amendment.

Unaudited Pro Forma Condensed Combined Financial Information, page 188

8.	Please revise the disclosures on page 189 to more fully explain how you determined the number of shares that are assumed to be redeemed under the maximum redemption scenario, including whether the shares that are not assumed to be redeemed relate to the 2.9 million IPO shares acquired by Kingstown 1740 Fund, an affiliate of the Sponsor, and why you assumed those shares will not be redeemed. Please also explain here, and in the notes to the historical financial statements, why it appears Kingstown 1740 Fund waived its redemption rights for only a portion of the IPO shares they acquired.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 16, 22, 25, 39-40, 48, 55-56, 60-61, 135-136, 205-207, 215, 235, 246, F-13 and F-38.

United States Securities and Exchange Commission
December 1, 2022

9.	Please more fully explain to us how and why you determined not to reflect the potential Tax Receivable Agreement in the pro forma financial statements.

Response: The Company acknowledges the Staff's comment and advises the Staff that it did not include the impact of the Tax Receivable Agreement in the pro forma financial statements because none of the TRA Holders are expected to exchange any of their Intuitive Machines OpCo Common Units before or at the time of closing of the Business Combination. Additionally, the Company does not plan to terminate the TRA in the near term. Because no units that are subject to the TRA will be exchanged at or prior to the closing of the Business Combination and the Company does not anticipate terminating the TRA obligation in the near term, the unaudited pro forma condensed combined financial information does not assume that any equity holders of Intuitive Machines OpCo have exchanged Intuitive Machines OpCo Common Units that would create an obligation under the Tax Receivable Agreement.

Note to Unaudited Pro Forma Condensed Combined Financial Statements

2. Adjustments and Assumptions to the Unaudited Pro Forma Condensed Consolidated Combined Balance Sheet, page 197

10.	Please expand Note 2.B to reconcile the issuance of 2.2 million shares of Series A Preferred Stock with the 26,000 shares to be issued as disclosed on page 6, under Frequently Used Terms, and elsewhere in the filing. Also, please more fully explain the terms of the Series A Preferred Stock, including why it is classified as temporary equity, the terms and circumstances under which it may become permanent equity or be redeemed, and why the related warrants will be equity-classified without future re-measurement.

Response: In response to the Staff's comment, the Company has revised Note 2.B on page 213.

The Company advises the Staff that, simultaneously with the execution of the Business Combination Agreement, the Series A Investors agreed to purchase (i) an aggregate of 26,000 shares of Series A Preferred Stock and (ii) the Preferred Investor Warrants to purchase 541,667 shares of New Intuitive Machines Class A Common Stock at an initial exercise price of $15.00 per share, subject to adjustment, for an aggregate purchase price of $26,000,000. Accordingly, upon consummation of the Business Combination, 26,000 shares of Series A Preferred Stock will be issued to the Series A Investors. Each share of Series A Preferred Stock is convertible into shares of New Intuitive Machines Class A Common Stock at an initial conversion ratio determined by dividing the Stated Value of each share of Series A Preferred Stock ($1,000 per share) by the conversion price in effect at the time of conversion (initially, $12.00), with the conversion price subject to adjustment as set forth in the Certificate of Designation. At the initial conversion ratio, the 26,000 shares of Series A Preferred Stock that will be outstanding upon Closing, can be converted into approximately 2.2 million shares of New Intuitive Machines Class A Common Stock.

The Company determined that the Series A Preferred Stock should not be classified as a liability pursuant to ASC 480, due to the fact that (i) it is not a mandatorily redeemable financial instrument, (ii) it represents an outstanding share, and (iii) it is convertible into a fixed number of shares. The Series A Preferred Stock is redeemable at the option of the holder at a purchase price equal to the Accrued Value (i.e., Stated Value, plus accrued dividends paid in kind, plus accrued, but unpaid dividends) at any time after the 5th anniversary of the Closing. Therefore, the Series A Preferred Stock is required to be classified outside of permanent equity pursuant to ASC 480-10-S99.

The Preferred Investor Warrants issued with the Series A Preferred Stock are exercisable for Class A Common Stock of the Company. The Preferred Investor Warrants were evaluated and deemed not to be a liability, the Preferred Investor Warrants were determined to meet the definition of a derivative, but qualified for the scope exception for instruments in an entity's own equity as the Preferred Investor Warrants are indexed to the Company's own stock and meet the criteria for equity classification.

11.	Refer to Note 2.E. Please clarify the number of shares of Class A common stock that the SAFE liability was converted into and explain how the conversion rate was determined. Please also include within the pro forma footnotes a table of the total number of shares of Class A, Class B, and Class C common stock to be issued and outstanding assuming No redemption and assuming Maximum redemption of the Class A public shares. The table should include each shareholder type, such as Public Stockholders, Sponsor, PIPE Investors, Intuitive Machines Members excluding founders, and Intuitive Machines Founders. A table should also be provided in Note 4 on page 199 to disclose the number of options, warrants, earn-out consideration, and other dilutive securities excluded from pro forma net losses for each period for both the No redemption and Maximum redemption scenarios.

Response: In response to the Staff's comment, the Company has revised the pro forma section on pages 214 and 217. The Company advises the Staff that upon closing of the Business Combination, the SAFE liability is expected to convert into approximately 2.1 million shares of New Intuitive Machines Class A Common Stock. The conversion rate was determined as the purchase amount of each SAFE Agreement divided by the conversion price (equal to the Redemption Price per share), which included a 10% discount rate in some cases, as defined in the SAFE Agreements.

United States Securities and Exchange Commission
December 1, 2022

12.	Refer to Note 2.I. Please explain the difference of 24.9 million shares between the 113,285,417 shares in the denominator assuming No redemptions and the 88,338,622 shares in the denominator assuming Maximum redemption, with the total Public Shares to be redeemed of 30.0 million shares, which we assume relates to the additional shares issued in note 2.L. Please also reconcile how you arrived at the total number of Intuitive Machines OpCo Common Units issued at Closing and the denominator which is inclusive of the total New Intuitive Machines Class A common stock in the post combination company. In addition, please more fully explain to us your computations of net assets as shown in this note with the net assets shown in the pro forma balance sheet on page 194.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 214. The Company revised the computations so net assets is representative of total assets less total liabilities.

The Company advises the Staff that with respect to the difference between the 24.9 million shares calculated and the 30.0 million Public Shares to be redeemed, this relates to the additional shares of New Intuitive Machines Class A Common Stock that can be issued under the Equity Facility with CFPI. These 5.1 million shares have been included as issued under the Maximum redemption scenario.

13.	Refer to Note 2.L. Please describe this adjustment as pertaining to the Equity Facility as discussed on page 192, and clarify also on page 192 that you have included the entire $50.0 in expected proceeds from the facility under the Maximum redemption scenario. Please also explain in Note 2.L if there are any conditions or circumstances under the Maximum redemption scenario in which the additional 5.1 million shares on class A common stock would not be issued.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 215.

14.	Refer to note 2.G. Please more fully explain how you determined the fair value of the Earnout shares. Please also revise your disclosures here and in note 3.EE to address the factors that will result in changes in the fair value of the Earnout shares and disclose and discuss how the changes would impact the pro forma financial statements.

Response: In response to the Staff’s comment, the Company has revised the disclosure in note 2.G on page 214. The Company advises the Staff that the pro forma value of the Earn Out was estimated using a Monte Carlo simulation model. The significant assumptions utilized in estimating the fair value of the Earn Out include the following: (i) Inflection Point stock price of $10.00; (ii) a dividend yield of 0.0%; (iii) a risk-free rate of 3.96%; and (iv) expected equity volatility of 100.0%. Changes in these assumptions would be expected to impact the fair value of the Earn Out. The achievement of certain contractual terms would also impact the fair value of the Earn Out; for example, Triggering Event I occurs if Intuitive Machines is awarded the OMES III Contract by NASA, during the applicable Earn-Out Period. As the earnout arrangement is a pro rata distribution to Class A Sellers (as defined in the Business Combination Agreement), the offsetting entry should be reflected in the same manner as if the entity declared a pro rata dividend to its common shareholders. Therefore, the offset to the entry has been revised to additional paid-in-capital (absent positive retained earnings). Any future changes in fair value of the earnout shares will be reflected against the liability and additional paid-in-capital for purposes of the pro forma financial statements.

Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Statement of Operations, page 198

15.	Refer to Note 3.CC. Please more fully explain the differences in the net losses as shown in this note with the net losses shown in the pro forma statements of operations on pages 195 and 196.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 215. The Company has updated the tables using the latest financial information, and there are no reconciling differences.

Related Party Redemption Waiver Agreement, page 217

16.	Please revise throughout to clarify whether this agreement is inclusive or exclusive of the non-redemption agreement entered into during September 2022.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 16, 26, 40, 61, 136, 205, 215, 235 and 246.

Forward Purchase Agreement, page 218

17.	Please clarify the "future events" the issuance of securities is contingent upon. It is unclear from your disclosure why you will not or may not issue the securities.

Response: In response to the Staff’s comment, the Company advises the Staff that the forward purchase agreement was terminated as of November 30, 2022 by mutual consent of the parties thereto. The Company has revised the disclosure on pages 144, 236 and 250-251.

United States Securities and Exchange Commission
December 1, 2022

Manufacturing, Assembly and Operations, page 251

18.	We note the new facility you mention. Please clarify the cost to construct it and the source or sources of capital you intend to use.

Response: In response to the Staff’s comment, the Company has clarified the cost and sources of capital of the new facility on page 272.

Intellectual Property, page 252

19.	Please revise to clarify the material terms of the licenses mentioned in this section, including the claims covered by the patents you mention, duration of the agreements and the amounts due in exchange for the license.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 271.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Intuitive Machines

Backlog, page 256

20.	Please clarify and reconcile the backlog amounts disclosed and discussed in MD&A relative to the remaining performance obligations as of each balance sheet date disclosed in the notes to the annual and interim financial statements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 276-277.

Results of Operations, page 260

21.	Please revise the discussion of the results of operations to more fully address the following:

●	Provide a summary of the material contracts that impacted results of operations that includes the amounts of revenue recognized during each period, the remaining amounts of revenue to be recognized, and the estimated completion dates;

●	Explain the facts and circumstances that resulted in the contract losses recorded during the year ended December 31, 2021 and the period ended June 30, 2022, including the reasons why initial cost estimates were required to be revised;

●	Disclose and discuss changes in cost of revenue as a percent of revenue; and

●	Clarify the disclosure related to “contract loss amortization” since we assume contract losses are recorded when evident.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 279-290.

Inflection Point Acquisition Corp. Notes to Financial Statements

Note 1 – Organization, Business Operations and Going Concern, page F-9

22.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 40, 61, 136, 235, F-13, F-17 and F-33.

Consolidated Financial Statements - Intuitive Machines

2. Summary of Significant Accounting Policies and Recent Accounting Pronouncements Revenue Recognition, page F-52

23.	In regard to the disclosures related to contract costs, please more fully explain the nature and circumstances when certain costs are capitalized and amortized across the life of the contract.

Response: In response to the Staff’s comment, the Company advises the Staff that for Intuitive Machines’ lunar payload services contracts, Intuitive Machines incurs prepaid costs for launch services that are provided by a third-party subcontractor. The launch services subcontractor provides pre-launch integration and engineering services throughout the duration of a project. Intuitive Machines has concluded the prepaid launch services costs are contract fulfillment costs that meet the requirements of ASC Topic 340-40 for capitalization and should be amortized on a systematic basis that is consistent with the transfer of the goods and services to Intuitive Machines’ end customer. Intuitive Machines has revised the disclosure to explain the nature and circumstances of capitalized contract costs on pages F-59 and F-86.

United States Securities and Exchange Commission
December 1, 2022

24.	In regard to the disclosures related to contract estimates and modifications, please clarify if and how the contract losses disclosed on page F-54 are related to/included in the contract losses disclosed in Note 3.

Response: In response to the Staff’s comment, Intuitive Machines has revised the disclosure on pages F-64 and F-91. The Company advises the Staff that the cumulative contract loss adjustments of $12.2 million for the year ended December 31, 2021 were due to increases in costs at the completion of several contracts. These contract loss adjustments are reflected in Note 3 to Intuitive Machines’ audited consolidated financial statements which reflect $11.7 million and $0.5 million of additional contract losses, respectively. To further clarify, the cumulative contract loss adjustments of $12.2 million are also included in the total contract net losses of $31.5 million for the year ended December 31, 2021. The difference of $19.3 million results from a loss on a contract that was a loss contract at inception during the fiscal year.

3. Revenue, page F-57

25.	Please disclose the amount of revenue recognized during each period presented that was included in contract liabilities at the beginning of each period as required by ASC 606-10-50-8.

Response: In response to the Staff’s comment, Intuitive Machines has revised the disclosure on page F-64.

General

26.	We note the Series A preferred stock investment described throughout your document. Please revise to clarify whether that series will remain outstanding after the transactions described in your disclosure. In this regard, the chart on page 33 indicates preferred stock will be outstanding, but your disclosure on page 223 states that no shares of preferred stock will be outstanding.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 241.

27.	It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your disclosure.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 26 and 63.

28.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company acknowledges the Staff's comment and advises the Staff that the Company is currently incorporated in the Cayman Islands and one of its directors, Nicholas Shekerdemian, is a citizen of the United Kingdom of Great Britain and Northern Ireland. However, prior to the consummation of the Business Combination, Inflection Point will change its jurisdiction of incorporation from the Cayman Islands to the State of Delaware, and in connection with Closing, Mr. Shekerdemian will resign from the Inflection Point Board. In addition, the Sponsor, which owns 20% of the outstanding Inflection Point Ordinary Shares, is a Cayman Islands limited liability company. However, the Sponsor is exclusively controlled by U.S. nationals and U.S. nationals own a majority of the membership interests of the Sponsor. Accordingly, we do not believe the Sponsor is a “foreign entity” or “foreign person” under the CFIUS regulations. Intuitive Machines is not, is not controlled by and does not have substantial ties with, a non-U.S. person. Therefore, with an eye towards disclosure, the Company has revised the disclosure to add a risk factor on page 68 that CFIUS may decide to recommend a block or delay the business combination, or impose conditions with respect to it, if CFIUS determines it has jurisdiction, and such a review could prevent the Company from completing the proposed business combination.

United States Securities and Exchange Commission
December 1, 2022

29.	Please expand to identify the principal factors contributing to any inflationary pressures the target company has experienced and clarify the resulting impact to it. Please revise to identify actions planned or taken, if any, to mitigate inflationary pressures.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 82 and 274.

30.	Please disclose whether you are subject to material cybersecurity risks in your supply chain based on third-party products, software, or services used in your products, services, or business and how a cybersecurity incident in your supply chain could impact your business. Discuss the measures you have taken to mitigate these risks.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 79-80.

31.	Please provide us with any correspondence between you and Citi relating to Citi's refusal to serve as financial advisor and refusal to waive its deferred fee.

Response: In response to the Staff’s comment, the Company advises the Staff that, as discussed above, Citi waived its entitlement to the deferred underwriting discount solely with respect to the Business Combination. The Company has provided supplementally under separate cover the limited deferred discount waiver with Citi.

32.	Please revise your disclosure to highlight for investors that Citi's refusal to serve as financial advisor indicates that it does not want to be associated with the disclosure or underlying business analysis related to the transaction. In addition, revise your disclosure to caution investors that they should not place any reliance on the fact that Citi had been previously involved with the SPAC.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 26, 51, 64-65, and 144-145.

33.	Please discuss the potential impact on the transaction related to Citi's refusal to serve as financial advisor. We note that Citi was an underwriter for the IPO of the SPAC. If Citi would have played a role in the closing, please revise to identify the party who will be filling Citi's role.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 51, 64-65, 142, and 144-145.

34.	Please describe what relationship existed between Citi and the SPAC after the close of the IPO, including any financial or merger-related advisory services conducted by Citi. For example, clarify whether Citi had any role in the identification or evaluation of business combination targets.

Response: The Company acknowledges the Staff’s comment and advises the Staff that there was no formal relationship established between Citi and Inflection Point after the closing of the IPO. Aside from general dialogue between representatives of Inflection Point and Citi about sourcing targets and broader SPAC market conditions in the ordinary course, Citi was not retained in any role after the IPO. As described in Amendment No. 1, Citi did not participate in the Business Combination. The Company has revised the disclosure on pages 144-145 to describe the Company’s limited relationship with Citi following the closing of the IPO.

35.	Tell us whether Citi was involved in the preparation of any disclosure that is included in the Form S-4 registration statement, including any analysis underlying disclosure in the registration statement. If so, clarify their involvement, whether they have retracted any work product associated with the transaction, and the risk of such withdrawal and reliance on their expertise. Further, if true, please clarify that Citi claims no role in the SPAC’s business combination transaction and has affirmatively disclaimed any responsibility for any of the disclosure in this registration statement.

Response: The Company acknowledges the Staff’s comment and advises the Staff that Citi was not involved in the preparation of any disclosure that is included in the Registration Statement, including any analysis underlying the disclosure in the Registration Statement. In response to the Staff’s comment, the Company has revised the disclosure on page 51, 64-65, and 144-145.

United States Securities and Exchange Commission
December 1, 2022

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Michael Blitzer, Inflection Point Acquisition Corp.